Exhibit 1

Risk Factors

The risks described below should be carefully considered in conjunction with “Item 3: Key Information – D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013, which we filed with the SEC on March 31, 2014 (SEC File No. 001-15148), or our “2013 Form 20-F.” Our business, results of operations, financial condition or prospects could be negatively affected if any of these risks occurs.

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control.

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations, a particular concern given the recent significant depreciation of the Brazilian real  against the U.S. dollar. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected. Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as fires, such as a recent one we experienced at our plant in Toledo that required the temporary re-allocation of plant functions to other facilities, could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and decreased profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. In 2013, the average corn price in Brazil was 11.2% lower than the average corn price in 2012, and prices were considerably lower throughout the year. For example, corn prices in December 2013 were 23.8% lower than in December 2012. In 2013, the average soybean meal price in Brazil was 3.7% higher than the average price in 2012, and comparing December 2012 to December 2013, soybean meal prices in Brazil were up by 10.6%. The effect of decreases or increases in the price of raw materials on our gross margin is greater for our products that are similar to commodities in nature, rather than our value-added products. They are also affected by political and market conditions in the regions where suppliers are located.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products) but any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Recent and future acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described under “Item 4. Information on the Company—A. History and Development of the Company” of our 2013 Form 20-F. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the CADE in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase our internationalization. In 2011, we acquired two Argentine companies, Avex, a poultry producer, and Flora Dánica, a margarine producer and distributor, for R$188.3 million, and we acquired the remaining one-third of Avex in December 2012. In September 2011, we announced that we had exercised an option to purchase the industrial unit of Coopercampos located in the city of Campos Novos in the state of Santa Catarina, and we have invested a total amount of R$154.5 million in this project. In November 2011, we also acquired a Brazilian company named Heloísa Indústria e Comércio de Produtos Lácteos Ltda. for cash consideration of R$55.0 million (and total consideration, including assumption of indebtedness, of R$122.5 million), as a part of our strategy to increase our operations in the dairy business. In June 2012, we acquired a 90.05% interest in Quickfood, an Argentine company, as part of our transaction with Marfrig. We also acquired a 49% stake in Federal Foods Limited, or “Federal Foods,” a company headquartered in Abu Dhabi, in the United Arab Emirates, in January 2013 for U.S.$37.1 million, becoming the owner of 60% of the economic rights of that company.  In February 2014, we announced that we had signed a binding offer to acquire the remaining economic rights of Federal Foods, and in April 2014, we announced the completion of this acquisition for U.S.$27.8 million. We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

In addition, on May 7, 2013, we undertook to sell and JBS undertook to acquire our Ana Rech Industrial Unit located in the state of Rio Grande do Sul (pork processing plant and poultry farms), the biological assets (live animals) and the real estate located at Granja André da Rocha, in the municipality of Nova Prata, in the state of Rio Grande do Sul.

On November 1, 2013, we and Minerva entered into an investment agreement that lays out the terms and conditions of an operation through which we will sell our beef slaughtering plants in Várzea Grande and Mirassol to, and our employees involved in these activities will become employees of, a closed capital company that will be incorporated within Minerva, in return for our receiving equity in Minerva. Closing is subject to unconditional approval by the CADE. For more details on these and other transactions, see “Item 4: Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments—2013 Acquisitions, Joint Ventures and Other Investments” of our 2013 Form 20-F.

We may be unable to realize synergies and efficiency gains from our recent acquisitions. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy and BRF 17 guidelines, successfully or at favorable valuations, or to effectively integrate these acquisitions with our current businesses. Any future acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions may result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

We may not be able to fully execute our business strategy.

Our ability to implement our business strategy depends on a number of factors, including our ability to:

• maximize operating efficiencies through economies of scale and synergies;

• identify and negotiate favorable terms for future acquisitions, joint ventures and divestitures;

• continue to expand and gain market share in new export markets; and

• implement our BRF 17 business strategy.

Our BRF 17 Strategic Plan is an important pillar of our growth strategy. It is guided by eleven key principles, demonstrating the cycle change and guiding our strategic planning. These include building a strong and unique culture, an orientation towards customers and clients, robust and flexible medium-term value chain planning, and ensuring service levels are a true element of differentiation from competitors, among others.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions such as the recent global economic crisis, which resulted in increased volatility in our markets and contributed to net losses in the fourth quarter of 2008 and in the first half of 2009. Although Brazilian and global economic conditions generally improved in 2010, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe in 2011, increasing unemployment rates and decreasing meat consumption. After the challenging scenario in 2012, when exports of Brazilian chicken to Europe and certain areas of the Middle East continued to decline and oversupply in certain other markets undermined our profitability, we saw gradual recovery in 2013, especially in markets such as Japan and the Middle East. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and engaging in meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease and avian influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and Bovine Spongiform Encephalopathy, or “BSE,” known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals. Our poultry business in Brazilian and export markets could also be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since 2003, there have been over 648 confirmed human cases of avian influenza and over 384 deaths, according to the World Health Organization, or “WHO,” and the Food and Agriculture Organization, or “FAO.” Various countries in Asia, the Middle East and Africa reported human cases in the past five years, and several countries in Europe reported cases of avian influenza in birds. More recently, between March 31, 2013 and May 2, 2013, there have been at least 128 laboratory-confirmed cases of human infection with avian influenza A (H7N9), a variation of the avian influenza virus, including 26 human deaths in China and Taiwan, according to the WHO. In addition, in Mexico the H7N3 virus has caused serious damage to the local poultry industry. From January to August 2013, OIE reported 64 outbreaks, with 695.6 thousand cases of bird infections and 550.3 thousand deaths in the country. See “Item 4: Information on the Company—B. Business Overview—Export Markets” of our 2013 Form 20-F for further details.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

We may also be subject from time to time to additional outbreaks of animal-related diseases, such as Pork and Epidemic Diarrhea (PED) and foot-and-mouth disease affecting cattle. See “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Effect of Animal Diseases—Other Animal Diseases” of our 2013 Form 20-F for further information.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Trade barriers can consist of both tariffs and non-tariff barriers. In our industry, non-tariff barriers are a particular concern, especially sanitary and technical restrictions.

Moreover, the recent global crisis has led to a rise in protectionist measures around the world, as national governments have attempted to alleviate the pressures of global economic conditions on their citizens and local producers.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products. In 2007, Russia reopened its market to Brazilian pork and beef from certain states, after having imposed restrictions in 2006. Again in June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. There has been some progress toward the reopening of exports of these units to Russia, but nothing has been agreed upon yet, despite several meetings between technical bodies from the two governments. As of November 2013, exports were authorized for five of our 20 pork producing units, 22 of our 56 beef units, and eight of our 38 poultry units, one of which under enhanced control.

We have been affected by trade barriers imposed by a number of other countries from time to time. In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily interrupted Brazilian exports. The final resolution of the investigation was announced in December 2012 in favor of Brazil, with no application of anti-dumping penalties.

In March 2009, Ukraine initiated an anti-dumping investigation on imports of poultry meat originating in the U.S. and Brazil. In 2010, the investigation on Brazilian exports was halted when no evidence of dumping was found.

In Europe, another of our key markets, the European Union has adopted a quota system for certain chicken products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on local producers over European producers. In addition, the European Union has a ban on certain types of Brazilian meat, including pork, fresh cuts and some premium cuts of frozen beef backs.

In addition, between late 2012 and early 2013, several countries (including Japan, South Africa, China, Saudi Arabia, Peru, Lebanon and others) suspended Brazilian beef imports after a possible case of BSE, in the state of Paraná was reported. Throughout 2013, some countries have resumed imports from Brazil, but most embargoes remain.

In addition, many developed countries use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. In addition, local producers in some markets may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our Brazilian market and from Brazilian and foreign producers in our export markets. The Brazilian market for whole poultry, poultry cuts and pork cuts is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the Brazilian market. With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

In the Brazilian dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., LBR (Lácteos Brasil S.A.) and Vigor Alimentos S.A., an affiliate of JBS S.A. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 40.0% in 2011, 41.6% in 2012, and 43.8% in 2013. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China, Russia and Ukraine), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

• exchange rate fluctuations;

• deterioration in international economic conditions;

• political risks, such as turmoil in the Middle East and North Africa, government policies in Argentina and political instability in Venezuela, particularly since the election of the most recent President, Nicolás Maduro;

• decreases in demand, particularly from large markets such as China;

• imposition of increased tariffs, anti-dumping duties or other trade barriers;

• strikes or other events affecting ports and other transport facilities;

• compliance with differing foreign legal and regulatory regimes; and

• sabotage affecting our products.

We were party to a 50-50 joint venture in China, and we may decide to enter into other joint ventures in the future. To the extent we operate internationally through joint ventures, we will be subject to the risks inherent in joint venture structures, including the risk of disagreements with our joint venture partners, limitations on our ability to manage our business independently under the terms of the applicable joint venture agreements and the risk or encountering difficulty in exiting from joint venture arrangements if we wish to do so.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil, in the states of Paraná, Santa Catarina and Rio Grande do Sul. We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. In August 2011, a strike at the Itajaí port affected exports for approximately two months. More recently, in the middle of 2012, a strike by employees of the Brazilian Sanitary Inspection Agency (Agência Nacional de Vigilância Sanitária), or “Anvisa,” and other employees of the federal government and a nationwide strike of truckers also hampered our export operations. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In addition, in the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná, and São Francisco do Sul, in the state of Santa Catarina. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008. Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

Our ability to complete construction of a new plant in the Middle East is subject to uncertainties, and our ability to expand our capacity in this region may be limited.

Two important components of our strategy involve strengthening our global distribution network and further developing our international customer base. In line with that strategy, in 2012 we began construction of a new plant in Abu Dhabi, in the United Arab Emirates, in the Middle East, the first time we have undertaken a construction project in the Middle East. In addition to being subject to the general risks of international operations described above under “—Our export sales are subject to a broad range of risks associated with international operations,” we are now subject to the specific risks associated with undertaking a major construction project in a region where our activities to date have been limited to sales, marketing and distribution. The production and distribution capacity we hope to achieve through the project could be limited, in each case for a variety of reasons, including (1) governmental inertia, (2) geopolitical risk, (3) potentially stringent localization requirements, (4) imposition of exchange or price controls, (5) impositions of restrictions on exports of our products or imports of raw materials necessary for our production and the construction of our plant, (6) fluctuation of local currencies against the real, (7) nationalization of our property, increase in export tax and income tax rates for our products, and (8) unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects. As a result of these factors, the results of operations and financial conditions of our operations in the Middle East may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have nine production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America. In the fourth quarter of 2011, we acquired two Argentine companies, Avex and Flora Dánica, demonstrating our commitment to expanding in Argentina. In June 2012, as part of our transaction with Marfrig, we acquired 90.05% of Quickfood, a leading Argentine processor and packager of meat, especially in the hamburger market with the brand Paty. We estimate that our integrated operations in the Argentine market represent over R$1.0 billion of sales per year. However, executing our strategy in Argentina is subject to significant political and economic risks. Political and economic conditions have been volatile in that country for more than a decade. An economic crisis in 2001-2002 resulted in significant economic contraction and political and social unrest, as well as a sovereign debt default and a significant currency devaluation and subsequent inflation. After a period of recovery and growth in the following years, Argentina suffered an economic decline in 2009, in part because of global conditions. Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products. In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina. For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina. In April 2012, the Argentine government’s effective nationalization of YPF S.A., Argentina’s leading energy company, led to a dramatic decline in the prices of Argentine securities and great concern among international investors. Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2013, we had a total of 110,138 employees worldwide. All of our production employees are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2013, these costs represented 15.0% of our cost of goods sold, representing an increase of 4.2% compared to 2012.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or updated.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines ranging between R$500.00 to R$10.0 million and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions underlying the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2013 are included in “Item 8. Financial Information—Legal Proceedings” of our 2013 Form 20-F and Note 25 to our unaudited interim consolidated financial statements included in the first Report on Form 6-K submitted to the SEC on April 30, 2014 (the “Interim Financial Statement Form 6-K”). We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts. Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

As of December 31, 2013, we had R$48.3 million in provisions for civil contingencies, R$141.5 million in provisions for tax contingencies and R$276.1 million in provisions for labor contingencies. See Note 25 to our consolidated financial statements included in our 2013 Form 20-F.

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties. See “Item 4. Information on the Company—B. Business Overview—Production Process” in our 2013 Form 20-F. If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses.

With regard to tax contingencies, we are currently defendants in tax cases that involves tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts. We expect the collection of evidence and materials for each lawsuit to take several years.

In addition, our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our marks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows.  Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits.  If we are unsuccessful in defending any such third party claims, or to settle such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms.  We may also be forced to rebrand or redesign our products to avoid the infringement , which could result in significant costs in certain markets.  If we are found to infringe any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy, as well as the expenses associated to these losses can impact our results.

We rely on our positive image and reputation in the marketplace.

We believe we have a strong image associated with solid corporate governance and aligned with values such as trust, ethics and transparency, which we wish to maintain. We have a clear image and reputation risk policy that supports all business segments and its commercial standards cover internal and external market relations. In cases of bad publicity or acts that may negatively affect our image, we have put a Crisis Committee in place to work with BRF stakeholders, but there is no assurance that our image and reputation risk policy or Crisis Committee will adequately protect us against reputational risk. Any negative reflection on our image or the strength of our brand could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in 2011, fires affected a part of the installations of our Nova Mutum, Mato Grosso unit and part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At March 31, 2014, our total debt (comprised of short-term and long-term debt) was R$9,927.7 million (U.S.$4,387.0 million).

Our substantial indebtedness could have major consequences for us, including:

• requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

• limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

• increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

• limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

• increasing our expenditures due to depreciation of the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness denominated in U.S. dollars;

• making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

• placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

• exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years.

As of March 31, 2014, we had R$1,968.1 million of debt that matures in 2014, R$969.2 million of debt that matures in 2015, R$314.4 million of debt that matures in 2016, R$932.3 million of debt that matures in 2017 and R$5,743.8 million of debt that matures in 2018 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of March 31, 2014, we had R$5,905.2 million of foreign currency debt, including R$243.0 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais  or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real  or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

The global stock and credit markets experienced extreme disruption in 2008 and 2009, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

• the pressures on credit return as a result of disruptions in the global stock and credit markets,

• our operating results worsen significantly,

• we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

• we are unable to refinance any of our debt that becomes due,

we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant restrictions on us.

The instruments governing our consolidated indebtedness impose significant restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

• borrow money;

• make investments;

• sell assets, including capital stock of subsidiaries;

• guarantee indebtedness;

• enter into agreements that restrict dividends or other distributions from certain subsidiaries;

• enter into transactions with affiliates;

• create or assume liens; and

• engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects may be adversely affected by, among others, the following factors:

• exchange rate movements;

• exchange control policies;

• expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

• inflation;

• tax policies;

• other economic political, diplomatic and social developments in or affecting Brazil;

• interest rates;

• energy shortages or rationalization;

• liquidity of domestic capital and lending markets;

• changes in environmental regulation; and

• social and political instability, particularly in light of recent protests against public policy and related vandalism in major Brazilian cities.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance.

A presidential election will be held in Brazil in 2014. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration—even if incumbent Dilma Rouseff is re-elected—may seek to implement new policies. For example, the current administration or the post-election administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. In addition, uncertainty leading up to and after the election over whether the Brazilian government may implement changes in policy or regulations may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and financial condition.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 9.8% in 2008, 1.7% in 2009, 11.3% in 2010, 5.1% in 2011, 7.82% in 2012 and 5.4% in 2013. In addition, according to the IPCA, published by the IBGE, Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013. In 2010, 2011, 2012 and 2013 the actual inflation rate was significantly higher than the Central Bank’s target of 4.5% with a tolerance range of two percentage points above or below. See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.” of our 2013 Form 20-F.

Brazil may continue experiencing high levels of inflation in 2014, above the Central Bank’s target. Periods of higher inflation like in 2013 slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations and financial condition.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2009 and 2010, the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar. In 2011, the real  depreciated 12.6% against the U.S. dollar. In 2012, the real  depreciated 8.9% against the U.S. dollar. In 2013, the real  depreciated 15.8% against the U.S. dollar.

Appreciation of Brazilian real  against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars. Financial revenues generated by exports are reduced when translated to reais  in the periods in which the real  appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real  against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

Costs are also directly impacted by the exchange rate. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$6,108.7 million at December 31, 2013, representing 60.0% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais  that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business and financial condition.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. In 2013, inflation reached 5.91%, according to IBGE. If interest rates fall much, the population has greater access to credit and consumes more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. The Brazilian government used the benchmark interest rate (SELIC), in 2013 to control inflation impacting the credit. Another consequence is the greater return paid by government securities, impacting directly in the investments which became less attractive. Investment in debt absorbs money that would fund the productive sector.

At the end of former president Luiz Inacio da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011, 5.8% in 2012, and 5.9% in 2013 leading to the Central Bank’s decision to increase interest rates to stabilize the economy.

At December 31, 2013, 21.9% of our total liabilities with respect to indebtedness and derivative instruments of R$10,538.4 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the Contribution to the Social Integration Program (Contribuição ao Programa de Integração Social), or “PIS,” and Contribution to Financing Social Security (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden for the future, which could negatively affect our overall financial performance.

On November 11, 2013, Provisional Measure No. 627, or the “Provisional Measure,” was published which revokes the Transition Tax Regime, or “RTT,” and introduces other measures, among them: (1) amendments in Decree-Law No. 1,598/77 which deals with the corporate income tax as well as amending the legislation relevant to social contribution on net income, (2) provides that with respect to the amendment or adoption of accounting methods and criteria through administrative acts issued based on jurisdiction assigned by business law, which are subsequent to the publication of this Provisional Measure, there is no effect on the calculation of federal taxes until tax law regulates the subject; (3) includes provisions concerning the calculation of interest on shareholders’ equity; (4) includes considerations on investments measured by the equity method of accounting; and (5) significant changes regarding taxation of profits earned abroad.

If it is passed into law by the Brazilian President, the provisions of the Provisional Measure will be in force beginning in 2015, but taxpayers will be allowed to adopt such provisions early for 2014 and may be able to eliminate potential tax effects deriving from divergences between their accounting and tax basis, especially related to (i) dividends in connection with the period between 2008 and 2013 assessed out of accounting profits whenever they exceed taxable profits and (ii) interest on shareholders’ equity in connection with the period between 2008 and 2014 assessed based on equity values accounted for under new accounting rules as well as under the application of the equity pick-up method. We believe that given the current version of the Provisional Measure approved by the Brazilian Congress and submitted to the analysis of the Brazilian President, whether adopted early or not, would result in non-material adjustments in our consolidated financial statements regarding “RTT” matters. However, the proposed changes regarding profits earned abroad could result in an increase in our income tax burden. Our management awaits the evolution and negotiations of the amendments to the text of the Provisional Measure so that we can evaluate its impact on our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and our unaudited interim consolidated financial statements. This discussion and analysis should also be read in conjunction with “Item 5: Operating and Financial Review and Prospects” in our 2013 Form 20-F.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Business Segments and Product Lines

We report our results according to the following segments, divided according to the sales channel:

• Brazilian market, which includes our sales within Brazil, except for dairy products and sales to food services customers;

• Export market, which includes our export sales and sales generated outside Brazil, except for dairy products and sales to food service customers;

• Dairy, which includes our sales of milk and dairy products, produced both domestically and abroad; and

• Food service, which includes sales of all products in our portfolio, except for dairy products, in the Brazilian and export markets in the food service category, which includes fast food chains, restaurants, hotels and the institutional market.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

• Poultry, consisting of frozen whole and cut chickens and other poultry sold in both our Brazilian and export markets and in our food service segment;

• Pork and Beef, consisting of frozen pork cuts and beef cuts sold in both our Brazilian and export markets and in our food service segment;

• Processed Products, sold in both our Brazilian and export markets and in our food service segment, such as the following:

• marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

• specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

• frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes  and meatballs, and frozen processed vegetarian foods;

• Other Processed Products, sold in both our Brazilian and export markets and in our food service segment:

• frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

• juices, soy milk and soy juices; and

• margarine;

• Milk, consisting of both UHT and pasteurized milk sold in Brazil in our dairy products segment;

• Other Dairy Products, such as flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts sold primarily in Brazil but also abroad in our dairy product segment; and

• Other, such as soy meal, refined soy flour and animal feed sold in our Brazilian and export markets.

In the three months ended March 31, 2014, we generated 31.8% of our net sales from in natura poultry, 8.8% from in natura pork and in natura beef, 41.7% from processed and other processed meat products, 8.9% from dairy products, 5.5% from food service and 3.3% from other sales. No single customer or economic group represented more than 5% of our total net sales in the three-month period ended March 31, 2014.

In the Brazilian market, which accounted for 57.3% of our net sales in the three months ended March 31, 2014, we operate under such brand names as Sadia, Perdigão, Chester, Batavo, Elegê, Miss Daisy, Qualy  and Becel (through a strategic joint venture with Unilever), which are among the most recognized names in Brazil. In our export markets, which accounted for the remaining 42.7% of our total net sales in the three months ended March 31, 2014, the leading brands were Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Batavo, Fazenda, Borella  and Confidence.

We export to more than 110 countries, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the three months ended March 31, 2014, our exports accounted for 42.7% of our net sales, of which exports (1) 34.7% were to the Middle East, (2) 22.3% were to the Far East, (3) 18.0% were to Europe, (4) 4.7% were to Eurasia (including Russia and Ukraine) and (5) the remaining 20.3% were to the Americas, Africa and other regions.

Results of Operations as a Percentage of Net Sales for the Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

The following table sets forth the components of our results of operations as a percentage of net sales for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
	2014	2013
	(unaudited)
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(74.2)	(76.5)
Gross profit	25.8	23.5
Operating expenses:
Selling expenses	(15.2)	(13.9)
General and administrative expenses	(1.4)	(1.4)
Other operating expenses	(1.8)	(0.9)
Equity interest in income of affiliates	0.2	0.1

Operating income	7.7	7.4
Financial income (expenses), net	(2.7)	(1.4)
Income before taxes	5.0	6.0
Income and social contribution taxes	(0.6)	(1.0)

Net income	4.4	4.9
Attributable to:
BRF shareholders	4.3	5.0
Non-controlling interest	0.1	0.0

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

• ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the three months ended March 31, 2014 was 10.8%;

• PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the Brazilian market at the rates of 1.65% for PIS and 7.60% for COFINS for the three months ended March 31, 2014. However, we currently benefit from a suspension of these taxes for in natura pork, poultry and beef cuts as well as a zero tax rate for some dairy products; and

• Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the Brazilian market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
	2014	2013	Change
	(in millions of reais)		(%)
	(unaudited)
Gross sales:
Brazilian market sales	3,873.8	3,757.5	3.1
Export market sales	3,176.2	3,229.0	(1.6)
Dairy products	774.0	765.0	1.2
Food service	458.2	417.3	9.8

	8,282.2	8,168.8	1.4

Sales deductions
Brazilian market sales	(658.5)	(654.0)	0.7
Export market sales	(109.2)	(136.2)	(19.8)
Dairy products	(118.1)	(117.4)	0.6
Food service	(57.6)	(52.3)	10.1

	(943.4)	(959.9)	(1.7)

Net sales
Brazilian market sales	3,215.2	3,103.5	3.6
Export market sales	3,067.0	3,092.8	(0.8)
Dairy products	655.9	647.6	1.3
Food service	400.7	365.0	9.8

	7,338.8	7,208.9	1.8

We report net sales by segment. We report the following four segments: Brazilian market, export markets, dairy products and food services. Within these segments, we report a breakdown of net sales by the following product categories: (1) poultry (in natura whole poultry and cuts), (2) pork and beef cuts (in natura cuts), (3) processed food products (processed foods, frozen and processed derivatives of poultry, pork and beef), (4) other processed food products (processed foods like margarine and vegetable and soybean-based products), (5) milk (including pasteurized and ultra-high temperature, or “UHT,” milk), (6) other dairy products (foods that are milk derivatives, including flavored milk, yogurts, cheeses and desserts) and other beverages (including fruit- and soybean-based beverages) and (7) others (including animal feed, soy meal and refined soy flour).

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

The following provides a comparison of our results of operations for the three months ended March 31, 2014 against our results of operations for the three months ended March 31, 2013, based on our interim consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

As described in more detail below, our consolidated results of operations for the three months ended March 31, 2014 improved in comparison with the three months ended March 31, 2013.

Net Sales

In the three months ended March 31, 2014, our net sales increased 1.8% compared to the same period in 2013, reaching R$7.3 billion, driven by sales to the Brazilian market, primarily due to adjustments in prices and a better sales mix, despite weaker macroeconomic conditions in Brazil.

In the three months ended March 31, 2014, sales to our export markets benefited from an average 18.5% devaluation year-on-year of the real  against the U.S. dollar, increasing average prices in reais by approximately 11.5%. This devaluation was instrumental in offsetting the decline in volume of 11.1% (in line with our strategy of decreasing volumes to regions with low margins) and contributed to maintaining our revenue from sales to our export markets, with a slight decline of 0.8% year-on-year.

Brazilian Market

Net sales in the Brazilian market increased by R$111.7 million, or 3.6%, to R$3,215.2 million in the three months ended March 31, 2014, from R$3,103.5 million in the corresponding period in 2013, primarily due to improved performance of our processed products, with an increase both in sales volumes and average prices.

Sales volumes in the Brazilian market decreased by 15.6 thousand tons, or 2.8%, to 551.2 thousand tons in the three months ended March 31, 2014, from 566.8 thousand tons in the corresponding period in 2013, due to a reduction in volume of in natura pork and beef sales and specialty meats, in line with our strategy of decreasing volumes to regions with low margins. However, average selling prices increased 6.4% to R$5.83 per kilogram in the three months ended March 31, 2014 from R$5.48 per kilogram in the corresponding period in 2013, offsetting in part the decrease in sales volumes.

The following table provides a breakdown of changes in net sales and sales volumes in the Brazilian market.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2014	2013	Change	2014	2013	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Brazilian Market
Meat:
In natura:
Poultry	401.7	392.9	2.2	74.9	71.8	4.3
Pork/Beef	208.3	224.4	(6.7)	27.8	30.3	(8.3)

Total meats (in natura)	610.0	617.3	(1.2)	102.7	102.1	0.6
Processed meats	2,373.6	2,229.3	6.5	351.8	349.1	0.8

Other(1)	231.6	256.9	(9.8)	96.7	115.6	(16.3)

Total	3,215.2	3,103.5	3.6	551.2	566.8	(2.8)

(1) “Other” includes animal feed sold to the Ana Rech plant (sold in May 2013).

The following table sets forth our average selling prices in the Brazilian market.

	Average Selling Prices
	Three Months Ended March 31,
	2014	2013	Change
	(in reais per kg)		(%)
Brazilian Market	5.83	5.48	6.4

Export Markets

Net sales to our export markets decreased R$25.8 million, or 0.8%, to R$3,067.0 million in the three months ended March 31, 2014, from R$3,092.8 million in the corresponding period in 2013.  Sales volumes also decreased 66.8 thousand tons, or 11.1%, to 535.3 thousand tons in the three months ended March 31, 2014, from 602.1 thousand tons in the corresponding period in 2013 due to decreases in sales volumes both of in natura meat and processed meats.  However, average prices increased 11.5% in real  terms, primarily due to the depreciation of the real  described above, which contributed to maintaining our net sales in line with the net sales registered in the corresponding period in 2013.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2014	2013	Change	2014	2013	Change
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Export Markets
In natura meat:
Poultry	1,930.0	2,039.6	(5.4)	387.7	428.1	(9.4)
Pork/Beef	441.4	436.1	(1.2)	54.0	66.9	(19.3)

Total in natura meat	2,371.4	2,475.7	(4.2)	441.7	495.0	(10.8)
Processed meats	685.5	613.7	11.7	93.6	103.0	9.1
Other	10.1	3.4	197.1	-	4.1	–

Total	3,067.0	3,092.8	(0.8)	535.3	602.1	(11.1)

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	Three Months Ended March 31,
	2014	2013	Change
	(in reais per kg)		(%)
Export Markets	5.73	5.14	11.5

We reported the following performance in our main overseas markets:

Middle East/Africa — Our net sales decreased 2.0% to R$1.3 billion in net sales, and our sales volumes decreased 2.6%, to 270.1 thousand tons in the three months ended March 31, 2014 compared to the corresponding period in 2013. In 2014, we adopted two key measures to consolidate our position in the region: (1) the acquisition of the remaining economic rights of Federal Foods, and (2) the announcement of our intention to enter into a strategic acquisition of 40% of Al Khan Foods LLC, or “AKF,” our existing distributor in Oman and a leader in the distribution of frozen foods for retail, food services and wholesale clients. Both initiatives are in line with our plan to strengthen brand penetration, distribution and portfolio expansion in the region. Average prices in reais  per kilogram in this market increased 2.3% when compared to the corresponding period in 2013.

Far East — In Japan, the first quarter of 2014 was marked by a balance between supply and demand and favorable business conditions. We observed strong demand during the Chinese New Year. Despite the outbreak of avian influenza in China and South Korea, we were able to report excellent results in the region as a whole. Our sales volumes increased 2.8% in the three months ended March 31, 2014 compared to the corresponding period in 2013, with 122.4 thousand tons in volume, and our net sales increased 15.0% in the three months ended March 31, 2014 compared to the corresponding period in 2013, with R$699.5 million in net sales.  The Chinese government announced the certification of five chicken meat processing plants, including our Videira unit in the State of Santa Catarina, with a total of seven of our units now being authorized to export to China. Average prices in reais  per kilogram in this market increased 14.9% when compared to the corresponding period in 2013.

Europe/Eurasia — The continued improvement in macroeconomic conditions in Europe led to better prices in the region. In Eurasia, the market experienced a favorable period despite the current suspension of exports to Ukraine and the ongoing political conflict in the region. Our sales volumes decreased 25.6%, to 85.8 thousand tons in exports in the three months ended March 31, 2014 compared to the corresponding period in 2013, and our net sales increased 4.8%, to R$709.8 million, in the three months ended March 31, 2014 compared to the corresponding period in 2013. Average prices in reais  per kilogram in this market increased 42.1% when compared to the corresponding period in 2013.

Americas — Economic difficulties in Argentina and general adversity in Venezuela affected our export performance to these regions in the first quarter of 2014. Our net sales decreased 19.5%, to R$419.2 million, and our sales volumes decreased 29.2%, to 66.9 thousand tons, in the three months ended March 31, 2014 compared to the corresponding period in 2013. The region demonstrated its potential with the decision of the United States to open its market to Brazilian in natura pork exports, which is of major significance to the hog farming sector in Brazil. Average prices in reais  per kilogram in this market increased 12.8% when compared to the corresponding period in 2013.

Dairy Products

Net sales of dairy products increased by R$8.3 million, or 1.3%, to R$655.9 million in the three months ended March 31, 2014, from R$647.6 million in the corresponding period in 2013, despite a decrease in sales volumes of 14.0%, due to the decline in UHT and pasteurized milk in the three months ended March 31, 2014, compared to the same period in 2013. Average prices increased 18.0% compared to the corresponding period in 2013. During the first quarter of 2014, we had operating losses of R$10.9 million, representing a loss of 6.1% due to higher milk collection costs in the period.

The following table provides a breakdown of changes in net sales and sales volumes of dairy products.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2014	2013	Change	2014	2013	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Dairy Products:
Dry division	351.8	327.5	7.4	136.4	141.3	(3.5)
Fresh and frozen division	304.1	320.1	0.0	59.4	86.4	(9.0)

Total	655.9	647.6	1.3	195.8	227.7	(14.0)

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	Three Months Ended March 31,
	2014	2013	Change
	(in reais per kg)		(%)
Dairy products	3.35	2.84	18.0

Food Service

Net sales in the food service segment increased by R$35.7 million, or 9.8%, to R$400.7 million in the three months ended March 31, 2014, from R$365.0 million in the corresponding period in 2013. Sales volumes increased seven thousand tons, or 14.3%, to 55.9 thousand tons in the three months ended March 31, 2014, compared to 48.9 thousand tons in the corresponding period in 2013, due to the growth in the elaborated/processed foods, representing 30% of incremental volumes, and other sales (consisting of food ingredients), representing 51% of the change in sales volumes compared to the same period in 2013. Average selling prices in reais  per kilogram sold decreased 4.1% in comparison to the corresponding period in 2013 due to a change in our methodology of disclosure, including other sales of food ingredients in this segment, which were previously disclosed in the Brazilian market.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2014	2013	Change	2014	2013	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Food service	400.7	365.0	9.8	55.9	48.9	14.3

The following table sets forth our average selling prices in our food service segment.

	Average Selling Prices
	As of March 31,
	2014	2013	Change
	(in reais per kg)		(%)
Food service	7.16	7.47	(4.1)

Cost of Sales

Cost of sales decreased 1.2% to R$5,446.1 million in the three months ended March 31, 2014 from R$5,512.0 million during the corresponding period in 2013, with a decrease in sales volumes by 7.4% in the same period. The costs of labor and milk collection both saw significant increases in the first quarter of 2014, in comparison to the same period in 2013, as well as a higher cost of freight and packaging, both of which were impacted by the devaluation of the real  during the period. Animal feed in the first quarter of 2014 suffered a small year-on-year unit increase driven by soybean meal prices, which increased 26.3% in the first quarter of 2014, when compared to the corresponding period in 2013, which were influenced by an increase in corn prices in that period.  Corn prices decreased 10.5% in the first quarter of 2014, in comparison to the corresponding period in 2013, while soybean meal prices increased 26.3% on the same comparative basis, according to the Safras & Mercado report prepared by CMA Consultoria, Métodos, Assessoria e Mercantil S/A. The cost per ton sold increased due to the reduction in sales volumes since the end of 2013, as a result of which our fixed costs at the industrial units were spread across reduced production.

Gross Profit and Gross Margin

Gross profit increased 11.5% to R$1.9 billion in the three months ended March 31, 2014 from R$1.7 billion in the corresponding period in 2013. Our gross margin increased 2.3 percentage points to 25.8% in the three months ended March 31, 2014, compared to 23.5% in the corresponding period in 2013, primarily due to the increase in average prices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 9.9% to R$1,213.8 million in the three months ended March 31, 2014 from R$1,104.9 million in the corresponding period in 2013, representing 16.5% of our net sales in the first quarter of 2014, compared to 15.3% in the corresponding period in 2013. Selling expenses increased 11.0%, mainly due to higher marketing expenses, in line with our strategy of placing a greater focus on the consumer and commercial aspects of our business.  General and administrative expenses were 1.3% of net sales in the three months ended March 31, 2014, representing a decrease of 0.1% over the first quarter of 2013 due to fees to third party consultants.

 Other Operating Expenses, Net

Other operating expenses, net increased 88.1% to R$128.5 million in the three months ended March 31, 2014 from R$68.3 million in the corresponding period in 2013 due to certain non-recurring gains, including a R$8.0 million net gain on the sale of fixed assets and a R$19.4 million net gain following a final ruling of a lawsuit in our favor. On the other hand, there were non‑recurring expenses from our restructuring plan in the amount of R$46.0 million, including adjustments in staff and executives and consulting costs, and expenses from an increase in insurance claim costs of R$5.0 million in the three months ended March 31, 2014 compared to the corresponding period in 2013 as a result of the fire at our Toledo plant. A provision was also recorded for employee profit sharing, an increase of R$11.7 million in the three months ended March 31, 2014, compared to the corresponding period in 2013.

Operating Income

Operating income before financial expenses, net, increased 5.8% to R$561.8 million in the three months ended March 31, 2014, from R$531.1 million in the corresponding period in 2013, representing an operating margin of 7.7% of net sales compared to the 7.4% recorded in the same period 2013. The increase of 0.3 percentage points reflects improvement in operating income in our export markets due to improved performance in the markets in which we operate.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	Three Months Ended March 31,
	2014	2013	Change
	(in millions of reais)		(%)
	(unaudited)
Brazilian market	352.6	416.8	(15.4)
Export markets	183.8	34.5	432.8
Dairy products	(10.9)	28.8	(137.8)
Food service	36.3	51.0	(28.8)

Total	561.8	531.1	5.8

In our Brazilian market, our operating results were R$352.6 million, a 15.4% decrease, representing an operating margin of 11.0% compared to 13.4% in the corresponding period in 2013, a loss of 2.4 percentage points. The operating results in our Brazilian market accounted for 62.8% of our consolidated operating results for the three months ended March 31, 2014. In our export markets, our operating income increased R$149.3 million, or 432.8%, to R$183.8 million in the three months ended March 31, 2014, compared to R$34.5 million in the corresponding period in 2013, representing a gain of 4.9 percentage points in our operating margin due to the increase in our average prices. In our dairy segment, we had an operating loss of R$10.9 million, representing a loss of 6.1 percentage points due to the 28.3% higher milk collection costs in the period.  In our food services segment, we reported a decrease of R$14.7 million, or 28.8%, to R$36.3 million in the three months ended March 31, 2014, compared to R$51.0 million in the corresponding period in 2013, due to pressures from increased production costs and without a proportional price pass-through.

Financial Income (Expenses), Net

Financial expenses, net was R$196.5 million in the three months ended March 31, 2014, representing a 93.1% increase from R$101.8 million in the corresponding period in 2013, primarily due to higher interest on loans and losses on derivative transactions, as well as the effect of currency variations on investments abroad.

As of March 31, 2014, our net debt was R$6.0 billion, a decrease of 11.7% from December 31, 2013, resulting in a net debt to EBITDA ratio (for the last twelve-month period) of 1.88 times.

Income Tax and Social Contribution

Income tax and social contribution was R$45.9 million in the three months ended March 31, 2014, representing a 37.1% decrease as compared to R$73.0 million in the corresponding period in 2013. Our income tax and social contribution in the first quarter of 2014 was 12.6% of our pre-tax results for the quarter.

Net Income

For the reasons described above, net income attributable to our shareholders was R$315.4 million in the three months ended March 31, 2014, representing a 12.0% decrease as compared to R$358.5 million for the corresponding period in 2013. Our net margin for the three months ended March 31, 2014 was 4.3%, representing a 0.7 basis point decrease as compared to our net margin of 5.0% for the corresponding period of 2013.

Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

For a description of our cash flows for the year ended December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our 2013 Form 20-F.

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$946.8 million in the three months ended March 31, 2014, compared to net cash flows from operating activities of R$546.4 million in the corresponding period in 2013. Our operating cash flow for the three months ended March 31, 2014 reflects net income attributable to BRF shareholders of R$315.4 million, net non-cash adjustments of R$394.7 million and net changes in operating assets and liabilities of R$236.7 million. The net changes in operating assets and liabilities in the three months ended March 31, 2014 included a decrease in trade accounts receivable of R$484.1 million due to the collection of holiday sales from December 2013 and investments of trading securities, net of redemptions of trading securities of R$85.6 million, partially offset by an increase in inventories of R$58.6 million, interest paid in the amount of R$122.3 million and an increase in trade accounts payable of R$53.8 million.

Cash Flows Used in Investing Activities

We recorded R$288.9 million in net cash flows used in investing activities in the three months ended March 31, 2014, compared to R$602.7 million in the corresponding period in 2013. In the three months ended March 31, 2014, our cash used in investing activities consisted primarily of (1) capital expenditures on property, plant and equipment in the amount of R$213.6 million, mainly attributable to construction in progress, including expansion of industrial units, in the total amount of R$191.2 million and (2) the acquisition and formation of breeding stock of R$120.1 million.

Cash Flows Used in Financing Activities

We recorded net cash flows used in financing activities of R$405.0 million in the three months ended March 31, 2014, compared to R$474.2 million provided by financing activities in the corresponding period in 2013. In the three months ended March 31, 2014, we received proceeds from loans and financings in the amount of R$1,030.5 million, which was more than offset by repayments of debt totaling R$1,099.3 million and interest payments on shareholders’ equity in the amount of R$365.0 million related to the 2013 fiscal year.

Debt

Our principal debt instruments as of December 31, 2013 are described below. The descriptions below update and supersede the descriptions set forth in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt” in our 2013 Form 20-F. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements included in our 2013 Form 20-F.

	Short-Term Debt as of December 31, 2013	Long-Term Debt as of December 31, 2013	Total Debt as of December 31, 2013	Total Debt as of December 31, 2012
	(in millions of reais)
Development bank credit lines	212.5	653.6	866.1	935.7
Other secured debt	71.3	291.6	362.9	455.0
Export credit facilities	914.1	—	914.1	1,048.1
Bonds	4.1	496.2	500.3	—
Working capital facilities	1,210.3	—	1,210.3	1,243.4
PESA loan facility	2.9	203.2	206.1	195.3
Other	—	12.7	12.7	12.4

Local currency	2,415.2	1,657.3	4,072.5	3,889.9

Export credit facilities	4.7	924.9	929.6	1,691.6
Bonds	63.8	4,847.2	4,911.0	3,607.4
Development bank credit lines	36.1	37.3	73.5	105.6
Other secured debt	8.6	12.9	21.4	3.8
ACC /ACE pre-export loans	—	—	—	102.2
Working capital facilities	168.2	5.0	173.2

Foreign currency	281.4	5,827.3	6,108.7	5,628.4

Total	2,696.6	7,484.6	10,181.2	9,518.3

Local Currency Debt

Development Bank Credit Lines

BNDES Facilities. We have a number of outstanding obligations to BNDES, including loans in the amount of R$743.9 million as of December 31, 2013. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction and to improve or expand our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2014 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” in the table above.

FINEP Financing.  We obtained certain financing from Financiadora de Estudos e Projetos, or “FINEP,” a public financing agency under the Ministry of Science, Technology and Innovation, with maturity dates between 2014 and 2019. The outstanding debt under this financing was R$122.2 million at December 31, 2013. The FINEP program allows us to obtain financing at reduced rates for projects relating to research, development and innovation.

Export Credit Facilities

BNDES Facilities — Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2013 was R$334.1 million. Such funds are indexed to TJLP plus a margin and mature in 2014. Settlement occurs in local currency without the risk associated with exchange rate variations. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Export Credit Notes.  We have export credit notes in local currency, totaling R$580.0 million at December 31, 2013. These notes generally bear interest at the CDI rate plus a margin and fixed rates, with maturity dates in 2014. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,210.3 million as of December 31, 2013 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

PESA Loan Facility

PESA. We a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos), or “PESA,” for an outstanding amount of R$206.1 million as of December 31, 2013, subject to the variation of the IGP-M as of December 31, 2013 plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Other Local Currency Financings

Finame Financing. We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial), or “FINAME,” for a total of R$1.2 million as of December 31, 2013. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor. These loans are included in the line “Other secured debt—Local currency” in the table above.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste), or “FNE,” in the amount of R$336.1 million as of December 31, 2013. The notes have maturity dates of up to two years, except that the industrial credit notes with respect to the FNE mature in 2023. These titles are secured by liens on machinery and equipment and real estate mortgages. We guarantee the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “ Other secured debt —Local currency” in the table above.

Leasing. We lease our fleet of vehicles under finance leases, with the amount of principal and interest payable monthly, with maturities between 2014 and 2015. These loans are included in the line “Other secured debt—Local currency” in the table above.

State Tax Incentive Financing Programs. We also had R$12.7 million outstanding as of December 31, 2013 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. These credit lines are included in the line “Other—Local currency” in the table above.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$710.2 million as of December 31, 2013. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates on 2017, 2018 and 2019. Interest under these export prepayment facilities accrues with six-month LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$234.1 million as of December 31, 2013. The indebtedness under these facilities is denominated in U.S. dollars, and matures in five years. These facilities bear interest at LIBOR plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF S.A. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Bonds

BRF Senior Notes due 2023. In May 2013, we issued U.S.$500.0 million principal amount of 3.95% notes due 2023, payable semiannually beginning November 22, 2013, or the “2023 USD Notes,” and (ii) R$500.0 million principal amount of 7.75% notes due 2028, payable semiannually beginning November 22, 2013, or the “2023 BRL Notes.” The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.

Of the total proceeds from the USD Notes, U.S.$150.0 million was used in an offer to exchange, or the “2013 Exchange Offer,” a portion of the 6.875% Senior Notes due 2017, or the “2017 Notes,” and a portion of the 7.250% Senior Notes due 2020, or the “2020 Notes,” for the 2023 USD Notes. In connection with the 2013 Exchange Offer, we paid premiums and accrued interest to the date of closing of the transaction in the amounts of U.S.$5.0 million and U.S.$31.0 million to the holders of the 2017 Notes and 2020 Notes, respectively. We determined that there was no substantial change in the terms of existing bonds, so the exchange transaction was accounted for as a modification of a financial liability. The value of the premium, interest paid and transaction costs is being amortized over the life of the 2023 USD Notes, according to the requirements of CPC 38 (IAS 39).

BRF Senior Notes due 2022. In June 2012, we issued senior notes in the aggregate amount of U.S.$500.0 million.  The notes were guaranteed by Sadia (prior to Sadia’s merger into BRF S.A.) and bear interest at a rate of 5.875% per year and mature on June 6, 2022.  The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.  Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.

BFF Notes. In January 2010, we, through our subsidiary BFF, issued the 2020 Notes in the aggregate amount of U.S.$750.0 million, of which U.S.$629.3 million are outstanding on the date of this Report on Form 6-K. The bonds are guaranteed by BRF S.A. and Sadia (prior to Sadia’s merger into BRF S.A.), bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia Overseas issued the 2017 Notes in the aggregate amount of U.S.$250.0 million, of which U.S.$220.7 million are outstanding on the date of this Report on Form 6-K. The bonds are guaranteed by us, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Bonds Quickfood. A subsidiary of BRF in Argentina, Quickfood, issued securities guaranteed by BRF, in the amount of ARS150.0 million with nominal interest rate of 21.8% per year and effective rate of 22.1% per year, with maturity dates between 2015 and 2016. As of December 31, 2013, the principal amount outstanding of such bonds was ARS150.0 million.  In March 2014, Quickfood issued securities guaranteed by BRF, in the amount of ARS235.9 million with nominal interest rate of 30.8% per year and effective rate of 34.6 % per year with maturity dates between 2015 and 2017. As of March 31, 2014, the principal amount outstanding of such bonds was ARS235.9 million.

Development Bank Credit Lines

BNDES Facilities. The values set forth in the table above mainly consist of total borrowings of U.S.$73.5 million related to the BNDES Monetary Unit, or “UMBNDES” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the UMBNDES rate, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF S.A. and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included in the line “Development bank credit lines—foreign currency” in the table above.

Working Capital Facilities

Working capital in foreign currency. These borrowings consist of funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina. These borrowings are denominated in Argentine pesos and U.S. dollars, maturing in substantial part in 2014. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt.

Investments Financing. Our subsidiaries in Argentina have obtained financing for investment projects for the acquisition of capital goods and / or construction of necessary facilities for the production and marketing of goods (excluding inventories), in the amount of ARS21.4 million with an interest rate of 15.1% and maturity dates between 2014 and 2016. These loans are included in the line “Other secured debt—Foreign currency” in the table above.

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, on April 26, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal Lda. entered into a U.S.$500.0 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We enter into foreign currency exchange, commodity and interest rate derivatives under which we had exposure of R$345.6 million as of December 31, 2013. The counterparties include several Brazilian financial institutions. Their maturity dates vary from 2014 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in our 2013 Form 20-F.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates. At March 31, 2014, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Business and Industry Updates

Industry Update for the Three Months Ended March 31, 2014

Brazilian Market

On April 4, 2014, the Central Bank published a survey that included market expectations for a growth in Brazilian GDP in 2014 of 1.63%. In April 2014, the International Monetary Fund, or “IMF,” released its “World Economic Outlook, or “WEO,” forecasting growth of 1.8% in Brazilian GDP for 2014. The IMF’s current view on Brazil is that the economy is being affected by restrictions on supply in the Brazilian market, notably in infrastructure, and by a continuing lack of growth in private sector investment, reflecting low prevailing levels of competitiveness and confidence. The official inflation rates for the first quarter of 2014 were closer to the higher end of the official expected band for the IPCA of 6.50%. The IMF estimates a 5.9% inflation rate for consumer prices in 2014 in Brazil, below the market outlook as measured by the Central Bank survey, which is currently forecasting a 6.35% inflation rate for 2014, but closer to the Central Bank forecast of 6.10%. The IPCA for March 2014 reported a variation of 0.92% and 0.23 percentage points higher than the variation of 0.69% recorded for the month of February 2014, largely as a reflection of price inflation in the food and beverages and transportation sectors, together representing 79% of the March inflation figure.

The spike in prices for the food and beverages sector is due in large part to climate conditions, showing an atypical pattern in several regions of Brazil during the first quarter of 2014. Rainfall was below the historical average, while temperatures soared, adversely impacting food supplies with respect to grain production and livestock derivatives. Another negative outcome was the reduction in reservoir levels, restricting electricity generation, leading to an increase in energy prices authorized by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” which affected the Brazilian economy generally.

Unemployment rates and consumer confidence levels also have an impact on consumption levels in Brazil. The unemployment rate for February was 5.1%, an increase of 0.3 percentage points when compared to the 4.8% increase in January 2014. In addition, real incomes were estimated for the month of February 2014 at R$2,016. This result was 0.8% higher than reported for January 2014 and 3.1% above February 2013 (R$1,955). The month-on-month Consumer Confidence Index (ICC) for March was virtually unchanged at 107.1 versus 107.2 points. This result represents the 14th consecutive month that the index has reported lower than the historical average of 116.3 points.

Based on March 2014 data disclosed by IBGE, LCA Consultores estimates an increase of 14% in sales in the supermarket sector in Brazil for 2014, a two percentage point increase when compared to the 12% increase for 2013. In January 2014, the aggregate revenues from supermarkets and hypermarkets were R$29 billion, an increase of 12% when compared to the same period in 2013. LCA Consultores estimates growth of 12% in the nominal sales in the overall retail sector for 2014, a one percentage point increase when compared to the 11% forecast for January 2014.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Historically, the first quarter of the year is characterized by a seasonal decline in protein exports following peak consumption levels in the months leading up to the end of the year.

Brazilian exports of chicken increased 0.7% in the three months ended March 31, 2014 compared to the corresponding period in 2013 in terms of volume, with a reduction of 11.6% in terms of sales, in U.S. dollars, a reflection of the 12.1% decline in the average prices of exports. Pork exports registered declines of 8.0% in volume and 8.6% in sales, in U.S. dollars, in the three months ended March 31, 2014, compared to the corresponding period in 2013, with the average price of exports falling by 0.7%. Beef exports recorded strong growth of 19.2% in volume and 13.9% in sales, in U.S. dollars, in the three months ended March 31, 2014 compared to the corresponding period in 2013.

Brazilian exports of chicken in the three months ended March 31, 2014 totaled 907.4 million tons on sales of U.S.$1.7 billion. During the first quarter of 2014, leading importers were unchanged with Saudi Arabia (18.0% of total exports from Brazil), Japan (10.0%) and Hong Kong (9.0%) ranking as the most important. In March 2014, China – the fifth largest importer in the quarter – announced the certification of five chicken meat processing units, including our Videira unit in Santa Catarina, in addition to the 24 Brazilian units already certified. Also in March, a delegation from Malaysia visited Brazil to inspect 14 chicken meat production plants, six of them operated by BRF. The delegation’s official report is still pending publication.

Pork shipment volume in the three months ended March 31, 2014 amounted to 110.8 thousand tons in sales of U.S.$291.3 million. The leading importers, Russia, Hong Kong and Angola, represented 31%, 26% and 12%, respectively, of total exports from Brazil, while the Ukraine remained closed to Brazilian exports. Two events had a major impact during the first quarter of 2014: (i) the spread of porcine epidemic diarrhea (PED) in the United States and other countries; and (ii) the outbreak of African swine fever in some eastern European countries and the consequent suspension of Russian imports of pork meat originating from Europe – both events having an impact on the world supply.

Beef shipments in the three months ended March 31, 2014 totaled 382.4 thousand tons with sales of U.S.$1.6 billion, with particular importance to the beef exports to Russia, Hong Kong and Egypt. In addition, the European Union announced at the end of March that it was planning an audit with a view to authorize the beginning of exports of deboned and matured beef from the Brazilian states of Tocantins and Roraima and the Federal District. The mission for the evaluation of the Bovine Animals and Water Buffalo Certification and Identification System is scheduled to visit the region in October 2014.

Production

We produced a total volume of 1,234.1 million tons of food in the three months ended March 31, 2014, a volume decline of 7.5% compared to the corresponding period in 2013.  The volume of poultry slaughtered declined by 33.0 million heads, or 7.5%, to 408.9 million heads in the three months ended March 31, 2014, from 441.9 million heads in the corresponding period in 2013. The volume of pork/beef slaughtered declined by 120.2 million heads, or 4.9%, to 2,354.5 million heads in the three months ended March 31, 2014, from 2,474.7 million heads in the corresponding period in 2013. The volume of meats, dairy products and other processed products declined by 93.3 thousand tons, 5.5 thousand tons and 1.0 thousand tons, respectively, or 9.6%, 2.5% and 0.9%, respectively, in the three months ended March 31, 2014, from the corresponding period in 2013. The volume of feed and premix declined by 212.2 thousand tons, or 7.7%, to 2,528.1 thousand tons in the three months ended March 31, 2014, from 2,740.3 thousand tons in the corresponding period in 2013.

	For the Three Months Ended March 31,
	2014	2013	Change (%)
Poultry slaughtered (million heads)	408.9	441.9	(7.5)
Pork/beef slaughtered (thousand heads)	2,354.5	2,474.7	(4.9)
Production (thousand tons)
Meats	927.9	1,021.2	(9.6)
Dairy products	192.8	198.3	(2.5)
Other processed products	113.4	114.3	(0.9)
Feed and premix (thousand tons per period)	2,528.1	2,740.3	(7.7)

We launched a total of 39 new products during the first quarter of 2014 as part of our efforts to expand our portfolio, reposition our brands and categories and create value-added products. The breakdown of new product launches by segment was as follows: food services — 13; Brazilian market — five; export markets — 17; and four in the dairy product segment.

Marketing and Distribution

Distribution Channels

We distribute our products through various distribution channels, including: retail, wholesale, institutional and supermarkets. In the three months ended March 31, 2014, 42.1% of our products were distributed through retail channels, 13.5% through wholesale channels, 8.5% through institutional channels and 35.9% through supermarket channels. In the three months ended March 31, 2013, 15.5% of our products were distributed through retail channels, 20.3% through wholesale channels, 9.4% through institutional channels and 54.7% through supermarket channels.

Updates to Market Information

Supplemental Information on Primary Markets

The table below and accompanying lead-in paragraph replace the table and lead-in paragraph in “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2013 Compared with Year Ended December 31, 2012—Net Sales—Foreign Sales” of our 2013 Form 20-F.

We launched 96 products in the international market during the year and additional 24 food services products. In 2013, we recorded the following revenues and volumes in our primary markets.

Primary Markets	Revenues	Volume
	(in thousands U.S.$)	(in thousands of tons)
Middle East	1,992,030	869,966
Far East	1,264,510	522,411
Europe	970,692	303,463
Eurasia	426,759	144,916
Americas	1,073,756	404,957
Africa/Other	475,493	312,274

Supplemental Information on Brazilian Market Size

The paragraphs below replace the similar paragraphs in “Item 4: Information on the Company—B. Business Overview—Brazilian Domestic Market” of our 2013 Form 20-F.

We set forth below our estimates of the size of certain of our relevant markets.  These are reviewed by A.C. Nielsen and based on data reported by retailers regarding us and certain of our competitors.  This data does not include BRF figures for regions or product categories that are not covered by the A.C. Nielsen data.

Based on these estimates, we believe the frozen processed meats market in Brazil accounted for revenues of approximately R$1.9 billion in 2013, compared to R$1.7 billion in 2012.  The specialty meat market in Brazil accounted for revenues of approximately R$9.4 billion in 2013, compared to R$8.6 billion in 2012, and the frozen pasta market in Brazil accounted for revenues of approximately R$677 million in 2013, compared to R$639 million in 2012.  The frozen pizza market in Brazil accounted for revenues of approximately R$513 million in 2013, compared to R$439 million in 2012.

Updates to Legal Proceedings

The following information supplements and updates the descriptions set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Information—Legal Proceedings” in our 2013 Form 20-F.

PIS/COFINS Assessment

On December 26, 2013, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed a tax assessment against BRF in the amount of R$166.1 million relating to the use of PIS and COFINS tax credits to offset other federal taxes for the first and second quarters of 2009. We filed an administrative appeal on January 27, 2014.  Our legal advisors classified the risk of loss as possible.  The claimed amount is included in our total possible contingencies amount as disclosed in Note 25.2 to our unaudited interim consolidated financial statements as of March 31, 2014 and for the three-month periods ended March 31, 2014, included in the Interim Financial Statement Form 6-K.

Goiás Environmental Matter

On April 24, 2014, we signed a consent agreement (Termo de Ajustamento de Conduta), or “TAC,” with the Public Prosecutor’s Office for the State of Goiás relating to an inspection by the Environmental Monitoring Agency (Secretaria Municipal do Meio Ambiente) of eucalyptus tree growth in the Rio Verde. Under this TAC, we must (1) pay a penalty of R$2.76 million in four installments, (2) build a fence to protect certain areas for permanent preservation in the region, in the total amount of R$7.0 million, (3) pay a fine imposed at the time of the initial inspection, in the amount of R$1.44 million, (4) donate R$1.5 million to the University of Rio Verde to fund the construction of classrooms and the acquisition of equipment for an environmental engineering course, (5) donate R$1.3 million to a local hospital to fund the acquisition of new equipment and (6) donate R$1.0 million to the Municipal Fund for the Rights of Children and Adolescents.  In addition, we agreed to prepare and submit by May 16, 2014 a recovery plan for the affected area. If we do not comply with the obligations under this TAC, we could be subject to fines in the amount of R$15.0 million and daily fines of R$1.0 million.

Intellectual Property Matters

We have recently been involved in a disagreement over an alleged breach of a trademark coexistence agreement that concerns our worldwide use and registration of the mark and logo Perdix.  The other party has asserted that we are contractually obligated not to use or register the Perdix  word mark standing alone (as opposed to Perdix  together with a design logo, which use and registration is not in question).  We intend to vigorously defend our rights with respect to the Perdix  word mark.  If we are not successful in doing so, we could be required to stop using this mark standing alone, which would cause us to incur costs and/or experience other adverse effects as we undertake the necessary rebranding activities.

Supplemental Information on Tax Proceedings

The two bullet points below replace the two bullet points in “Item 8: Financial Information — A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings—Contingencies for Possible Losses” in our 2013 Form 20-F.

• IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados), or “IPI,” generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes in the amount of R$299.9 million as of December 31, 2013 (R$239.0 million as of December 31, 2012).

• IPI premium credits: We are involved in a judicial dispute related to the alleged undue use of IPI premium credits to offset other federal taxes in the amount of R$401.2 million as of December 31, 2013 (R$422.0 million as of December 31, 2012). We have recorded these credits based on a final judicial decision.